Coca-Cola İçecek

[redacted]

08000947

RECEIVED

2008 FEB 26 A 6:57

FILE 82-35049

February 22, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Office of International Corporate Finance

<u>Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")</u>

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on February 21, 2008.

Coca-Cola Zero was launched in Turkey by Coca-Cola Icecek. With its "Coca-Cola Zero Real Coke Taste, Zero Calories" slogan, Coca-Cola Zero has been launched in 52 countries, including the USA and Europe, over the past two years. Coca-Cola Zero has gained success in all countries, where it has been launched. It also contributes to category growth by adding new consumers to the franchise base in addition to the existing consumers of Coca-Cola and Coca-Cola light. Coca-Cola Zero, which is accepted as the biggest innovation of the Coca-Cola brand in 22 years, is the only product that combines real Coca-Cola taste with zero calories. With the excitement it will create, Coca-Cola Zero will help grow the carbonated soft drinks category. At the same time, Coca-Cola light, with its distinctive flavor, will continue to be a part of the lives of consumers, who prefer its taste. Coca-Cola Zero was launched in 250 ml. glass, 330 ml. can, 450 ml., 1 lt. and 1,5 lt. Pet bottles in Turkey.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

PROCESSED
MAR 0 3 2008
THOMSON
FINANCIAL

Sincerely,

Coca-Cola İçecek A.Ş.

END

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68